April 22, 2020

Dror Bashan
Chief Executive Officer
Protalix BioTherapeutics, Inc.
2 Snunit Street, Science Park
P.O. Box 455
Carmiel 2161401, Israel

       Re: Protalix BioTherapeutics, Inc.
           Registration Statement on Form S-3
           Filed April 17, 2020
           File No. 333-237736

Dear Mr. Bashan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Brian Hirshberg, Esq.